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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                       )

JEFFERSON SMURFIT GROUP PUBLIC LIMITED COMPANY (Name of Issuer)
Ordinary Shares €0.30 par value per share (Title of Class of Securities)
47508W 10 7 (CUSIP Number)
Samuel M. Mencoff Madison Dearborn Partners, Inc. Three Bank One Plaza, Suite 3800 Chicago, Illinois (312) 895-1000	Copy to: William S. Kirsch, P.C. Dennis M. Myers, Esq. Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
June 17, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 20 Pages

CUSIP No. 47508W 10 7	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDCP Acquisitions I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
91,186,881

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
91,186,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,186,881 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.2% (See Item 5)

14	TYPE OF REPORTING PERSON*
CO

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDP Acquisitions plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
91,186,881 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
91,186,881 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,186,881 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.2% (See Item 5)

14	TYPE OF REPORTING PERSON*
CO

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDCP Acquisitions plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
91,186,881 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
91,186,881 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,186,881 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.2% (See Item 5)

14	TYPE OF REPORTING PERSON*
CO

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDCP IV Offshore Investments LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
91,186,881 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
91,186,881 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,186,881 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.2% (See Item 5)

14	TYPE OF REPORTING PERSON*
PN

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDP IV Offshore GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
91,186,881 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
91,186,881 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,186,881 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.2% (See Item 5)

14	TYPE OF REPORTING PERSON*
PN

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDP Offshore Investors Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
91,186,881 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
91,186,881 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,186,881 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.2% (See Item 5)

14	TYPE OF REPORTING PERSON*
CO

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Madison Dearborn Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
91,186,881 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
91,186,881 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,186,881 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.2% (See Item 5)

14	TYPE OF REPORTING PERSON*
00

*
SEE INSTRUCTIONS.

Item 1. Security and Issuer.

        The class of equity security to which this statement relates are the ordinary shares, par value €0.30 per share (the "Ordinary Shares") of Jefferson Smurfit Group Public Limited Company, an Irish public limited company ( the "Company"). The name and address of the principal executive offices of the Company are Jefferson Smurfit Group Public Limited Company, Beech Hill, Clonskeagh, Dublin 4, Ireland.

Item 2. Identity and Background.

(a)
This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):
(i)	MDCP Acquisitions I ("MDCP Acquisitions I"), an Irish public unlimited company, by virtue of its deemed beneficial ownership of 91,186,881 Ordinary Shares of the Company;
(ii)	MDP Acquisitions plc ("MDP Acquisitions"), an Irish public limited company, by virtue of its being the controlling shareholder of MDCP Acquisitions I;
(iii)	MDCP Acquisitions plc ("MDCP Acquisitions"), an Irish public limited company, by virtue of its being the controlling shareholder of MDP Acquisitions;
(iv)	MDCP IV Offshore Investments LP ("MDCP IV Offshore"), a Cayman Islands limited partnership, newly formed by Madison Dearborn Partners, L.L.C, for the purpose of investing in MDCP Acquisitions;
(v)	MDP IV Offshore GP, LP ("MDP IV Offshore"), a Cayman Islands limited partnership, by virtue of its being the sole general partner of MDCP IV Offshore;
(vi)	MDP Offshore Investors Limited ("MDP Offshore Investors"), a Cayman Islands limited liability company, by virtue of its being the sole general partner of MDP IV Offshore; and
(vii)	Madison Dearborn Partners, L.L.C. ("Madison Dearborn Partners"), a Delaware limited liability company, at whose direction each of the above-referenced entities have been formed,

all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Page 9 of 20 Pages

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the executive officers and the directors of MDCP Acquisitions I, MDP Acquisitions, MDCP Acquisitions, MDP Offshore Investors and Madison Dearborn Partners is set forth on Schedule A attached hereto, which is incorporated herein by reference.
(b)
The address of the principal business office of Madison Dearborn Partners is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, Illinois 60602. The address of the principal business office of each of MDCP IV Offshore, MDP IV Offshore and MDP Offshore Investors is M & C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The address of the principal business office of each of MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions is Arthur Cox Building, Earlsford Terrace, Dublin 2, Ireland.
(c)
MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions are newly formed entities that will be used to effect the acquisition of the Company. MDCP IV Offshore is a newly formed private equity investment fund formed by Madison Dearborn Partners for the purpose of investing in MDCP Acquisitions. MDP IV Offshore is engaged primarily in the business of serving as the general partner for MDCP IV Offshore. MDP Offshore Investors is engaged primarily in the business of serving as the general partner of MDP IV Offshore. Madison Dearborn Partners is primarily engaged in serving as the general partner for private equity investment funds engaged primarily in the business of investing and managing private equity investments.
(d)
None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 3. Source and Amount of Funds or Other Consideration.

        As more fully described in Item 4 hereof, MDCP Acquisitions I, on the one hand, and each of Dr. Michael W.J. Smurfit, Gary W. McGann, Anthony P.J. Smurfit, and Ian J. Curley (the "Management Investors"), and Peter Alan Smurfit, Dermot F. Smurfit, James O. Dwyer, and Mary Redmond (the

Page 10 of 20 Pages

"Other Smurfit Parties") and certain corporate entities controlled by the Management Investors and the Other Smurfit Parties, on the other hand, have entered into Irrevocable Undertakings, dated June 17, 2002 (the "Irrevocable Undertakings") pursuant to which they have granted to MDCP Acquisitions I an irrevocable proxy to vote their Ordinary Shares (the "Proxy Grantor's Shares") with respect to certain matters (as further described in Item 4 below) and agreed to tender the Proxy Grantor's Shares in connection with the tender offer by MDCP Acquisitions I for all of the Company's Ordinary Shares (as described in Item 4 below). The Management Investors and the Other Smurfit Parties are collectively referred to herein as "the Proxy Grantors." The transactions contemplated by the Irrevocable Undertakings are not expected to require the expenditure of any funds. MDCP Acquisition I's willingness to make the Offer (as defined in Item 4) was conditioned upon receiving the Irrevocable Undertakings from the Proxy Grantors.

        The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

        On June 17, 2002, the Company and MDCP Acquisitions I entered into a Transaction Agreement (the "Transaction Agreement") providing for the making by MDCP Acquisitions I of an all cash tender offer to purchase any and all of the Ordinary Shares of the Company, at a purchase price of €2.15 per share (the "Offer").

        The Offer is conditioned upon, among other things, the Company distributing to the holders of its Ordinary Shares and optionholders, by means of a share capital reduction (the "Spin-Off"), its approximately 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). Completion of the Spin-Off is conditioned upon the approval of the Company's shareholders at an extraordinary general meeting and upon approval by the High Court of Ireland.

        In addition, the Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration date of the Offer Ordinary Shares representing not less than 80% (or such lower percentage as MDCP Acquisitions I may decide) in nominal value of the Ordinary Shares to which the Offer relates.

        The obligations of the parties to the Transaction Agreement to effect the Spin-Off and the Offer are subject to certain conditions, and the Company or MDCP Acquisitions I may terminate the Transaction Agreement under certain circumstances, in each case as set forth in the Transaction Agreement.

        If the Offer becomes unconditional in all respects, MDCP Acquisitions I will promptly, assuming it becomes entitled to do so, use the procedures set forth in section 204 of the Companies Act, 1963 of Ireland to acquire compulsorily any remaining minority shareholdings (the "Compulsory Acquisition"). If the Offer and the Compulsory Acquisition are consummated, the entire equity interest in the Company will be owned by MDCP Acquisitions I. The current shareholders of the Company will no longer have any interest in, and will not be shareholders of the Company.

        After the Compulsory Acquisition, (i) the directors of the surviving corporation will be chosen by MDCP Acquisitions I, (ii) the officers of the Company will be subject to removal by the directors chosen by MDCP Acquisitions I, (iii) the registration of the Ordinary Shares of the Company and American Depositary Shares representing Ordinary Shares of the Company under the Exchange Act will be terminated, (iv) the Ordinary Shares of the Company will no longer be listed on the Irish Stock Exchange or the London Stock Exchange and American Depositary Shares representing Ordinary Shares of the Company will no longer be listed on the New York Stock Exchange, (v) the capitalization and dividend policy of the Company will be changed as a result of its acquisition by MDCP

Page 11 of 20 Pages

Acquisitions I, and (vi) the Company's charter and bylaws will be changed to reflect that it will be privately held after the Offer and the Compulsory Acquisition.

        A condition to MDCP Acquisitions I's Offer was that the Proxy Grantors enter into the Irrevocable Undertakings. Each of the Proxy Grantors (including certain corporate entities controlled by the Proxy Grantors) has agreed pursuant to the Irrevocable Undertakings, with respect to the Ordinary Shares of the Company beneficially owned by such person, (i) as soon as possible and in any event within seven days of the posting of this Offer to Purchase to tender such Proxy Grantor's Shares in accordance with the terms of the Offer and not to withdraw such Proxy Grantor's Shares, (ii) not to elect to receive loan notes in lieu of cash in connection with the Offer, (iii) to vote all of such Proxy Grantor's Shares in favor of the resolutions to be voted upon at the extraordinary general meeting and to appoint MDCP Acquisitions I as such person's proxy for purposes of the extraordinary general meeting and not to revoke such proxy, (iv) not to sell, encumber or otherwise grant an option over or otherwise dispose of such Proxy Grantor's Shares except pursuant to the Offer and the Spin-Off, (v) not to enter into any agreement in relation to such Proxy Grantor's Shares which would or might impede the acceptance of the Offer or the approval or implementation of the Spin-Off, subject, in the case of the Management Investors, to such person's obligations as an employee and/or such person's duties as a director of the Company, (vi) not to support or vote in favor of any competing offer for the Company, (vii) not to requisition any general or class meeting of the Company prior to completion of the Offer, (viii) not to solicit or encourage any person other than MDCP Acquisitions I to make any offer for the Company or take any other action that would be prejudicial to the successful outcome of the Offer, (ix) inform MDCP Acquisitions I of any approach by a third party that might lead to an offer for the Company, and (x) not to purchase or acquire any Ordinary Shares of the Company that would require MDCP Acquisitions I to increase or amend the consideration due under the Offer.

        In order to secure the Proxy Grantors' obligations under the Irrevocable Undertakings, each Proxy Grantor irrevocably appointed each of MDCP Acquisitions I, Deutsche Bank AG London and each of Samuel M. Mencoff, Thomas S. Souleles and Brian P. O'Gorman, each of whom is a director of MDCP Acquisitions I, to be its attorney to execute in such Proxy Grantor's name the form or forms of acceptance to be issued with the Offer to Purchase and the form of proxy to be issued with the Spin-Off Circular in respect of the Proxy Grantor's Shares and to sign, execute and deliver any documents and to do all acts and things as may be necessary for or incidental to the acceptance of the Offer and performance of such Proxy Grantor's obligations under the Irrevocable Undertaking; provided that such appointment does not take effect until 10 business days shall have elapsed from the date of dispatch of the Offer to Purchase and only then if the Proxy Grantor has failed to comply with any of its obligations under the Irrevocable Undertaking. These undertakings will continue to be binding in the event of a competing offer for the Company. These undertakings will cease to be binding if the Offer Document has not been posted on or before August 10, 2002 (or such later date as MDCP Acquisitions I and the Irish Takeover Panel may agree or if the Offer lapses or is terminated).

        The preceding summaries of certain provisions of the Irrevocable Undertakings and the Transaction Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, the forms of which are incorporated by reference as Exhibits B, C and D hereto and are incorporated herein by reference.

        It is expected that, following the Offer, the operations and business of the Company will be conducted substantially as they are currently conducted, with the exception of the Spin-Off. MDCP Acquisitions I intends to continue the business of the Company in substantially its current form. MDCP Acquisitions I has identified certain non-operating assets that it will consider selling if the Offer becomes or is declared unconditional in all respects. In addition, MDCP Acquisitions I understands that the Company and SSCC are jointly exploring the feasibility of the exchange, or purchase and sale, between them of certain of their respective assets and operations in Europe and Canada. These explorations are understood to be at an early stage and there is no assurance that any such transaction

Page 12 of 20 Pages

will occur. It is the intention of MDCP Acquisitions I to retain the Kildare Hotel and Country Club for the foreseeable future and up to and including the Ryder Cup in 2006.

        The Company and the Management Investors will, however, continue to evaluate the Company's business and operations after the Offer from time to time, and may propose or develop new plans and proposals which they consider to be in the best interests of the Company and its securityholders, including the disposition or acquisition of material assets, alliances, joint ventures and other forms of cooperation with third parties or other extraordinary transactions.

        Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company's business or corporate structure;
(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

Page 13 of 20 Pages

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

        The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b)
Prior to June 17, 2002, none of the Reporting Persons owned or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Ordinary Shares. Upon the execution of the Irrevocable Undertakings, MDCP Acquisitions I may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act), of the Proxy Grantor's Shares. Pursuant to the Irrevocable Undertakings, MDCP Acquisitions I may be deemed to have the shared power to vote and dispose of the Proxy Grantor's Shares with respect to the matters set forth in the Irrevocable Undertakings. As of June 17, 2002, the Proxy Grantor's Shares totaled 91,186,881 and constituted approximately 8.2% of the issued and outstanding Ordinary Shares.

MDP Acquisitions is the controlling shareholder of MDCP Acquisitions I and MDCP Acquisitions is the controlling shareholder of MDP Acquisitions. By virtue of this ownership, MDP Acquisitions and MDCP Acquisitions may be deemed to have acquired beneficial ownership of the Proxy Grantor's Shares pursuant to the terms of the Irrevocable Undertakings and to have the shared power to vote and dispose of the Proxy Grantor's Shares with respect to the matters set forth in the Irrevocable Undertakings.

MDCP IV Offshore is the controlling shareholder of MDCP Acquisitions. By virtue of this ownership, MDCP IV Offshore may be deemed to have acquired beneficial ownership of the Proxy Grantor's Shares pursuant to the terms of the Irrevocable Undertakings and to have the shared power to vote and dispose of the Proxy Grantor's Shares with respect to the matters set forth in the Irrevocable Undertakings.

MDP IV Offshore, as the sole general partner of MDCP IV Offshore, may be deemed to have acquired beneficial ownership of the Proxy Grantor's Shares pursuant to the terms of the Irrevocable Undertakings and to have the shared power to vote and dispose of the Proxy Grantor's Shares with respect to the matters set forth in the Irrevocable Undertakings.

MDP Offshore Investors, as the sole general partner of MDP IV Offshore, may be deemed to have acquired beneficial ownership of the Proxy Grantor's Shares pursuant to the terms of the Irrevocable Undertakings and to have the shared power to vote and dispose of the Proxy Grantor's Shares with respect to the matters set forth in the Irrevocable Undertakings.

Madison Dearborn Partners, by virtue of it role in directing the formation of each of the above-referenced Reporting Persons, may be deemed to have acquired beneficial ownership of the Proxy Grantor's Shares pursuant to the terms of the Irrevocable Undertakings and to have the shared power to vote and dispose of the Proxy Grantor's Shares with respect to the matters set forth in the Irrevocable Undertakings.

Page 14 of 20 Pages

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Schedule 13D by MDCP Acquisitions I, MDP Acquisitions, MDCP Acquisitions, MDCP IV Offshore, MDP IV Offshore, MDP Offshore Investors and Madison Dearborn Partners shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

All of the percentages calculated in this 13D are based upon an aggregate of 1,109,724,639 Ordinary Shares outstanding as of December 31, 2001 as disclosed in the Company's Annual Report on Form 20-F filed with the Commission on April 5, 2002.
(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.
(d)
To the knowledge of the Reporting Persons, only the Management Investors and the Other Smurfit Parties have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Proxy Grantors' Shares.
(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Each of J.R. Thompson, Patrick Wright, Peter Gleeson, Howard Kilroy, Ray MacSharry, James Malloy and Martin Rafferty (the "Independent Directors") has agreed with MDCP Acquisitions I, with respect to the Ordinary Shares of the Company beneficially owned by such person, (i) as soon as possible and in any event within seven days of the posting of this Offer to Purchase to tender such person's Ordinary Shares in accordance with the terms of the Offer and not to withdraw such Ordinary Shares, (ii) to vote all of such person's Ordinary Shares in favor of the resolutions to be voted upon at the extraordinary general meeting; provided that this agreement shall not limit such Independent Director's exercise of his fiduciary duties as a director of JSG, and (iii) not to sell, encumber or otherwise grant an option over or otherwise dispose of such person's Ordinary Shares except pursuant to the Offer and the Spin-Off or accept any other offer or enter into any agreement or arrangement to do the foregoing. None of the Independent Directors has granted to MDCP Acquisitions I a proxy to vote or dispose of such person's Ordinary Shares. These undertakings relate to a total of 27,221,572 Ordinary Shares and will cease to be binding if the Offer Document has not been posted on or before 15 July 2002 (or such later date as MDCP Acquisitions I and the Company may agree). These undertakings will also cease to be binding if the Independent Directors withdraw or adversely modify their recommendation of the Offer or if the Offer lapses or is terminated.

        The preceding summary of certain provisions of the irrevocable undertakings between MDCP Acquisitions I and each of the Independent Directors is qualified in their entirety by reference to the full text of such agreement, the form of which are incorporated by reference as Exhibit E hereto and are incorporated herein by reference.

        Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities,

Page 15 of 20 Pages

finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

        Exhibit A—Schedule 13D Joint Filing Agreement, dated June 19, 2002, by and among MDCP Acquisitions I, MDP Acquisitions, MDCP Acquisitions, MDCP IV Offshore, MDP IV Offshore, MDP Offshore Investors and Madison Dearborn Partners.

        Exhibit B—Transaction Agreement, dated June 17, 2002, by and among MDCP Acquisitions I and Jefferson Smurfit Group Public Limited Company (incorporated by reference to exhibit 2.1 to the Schedule 13D filed by Smurfit International, B.V. on June 17, 2002).

        Exhibit C—Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Management Investors.

        Exhibit D—Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Other Smurfit Parties.

        Exhibit E—Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Independent Directors.

Page 16 of 20 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2002
MDCP ACQUISITIONS I
	By:	/s/ SAMUEL M. MENCOFF
	Name:	Samuel M. Mencoff
	Its:	Director
MDP ACQUISITIONS PLC
	By:	/s/ SAMUEL M. MENCOFF
	Name:	Samuel M. Mencoff
	Its:	Director
MDCP ACQUISITIONS PLC
	By:	/s/ SAMUEL M. MENCOFF
	Name:	Samuel M. Mencoff
	Its:	Director
MDCP IV OFFSHORE INVESTMENTS LP
	By:	MDP IV Offshore GP, LP
	Its:	General Partner
	By:	MDP Offshore Investors Limited
	Its:	General Partner
	By:	/s/ SAMUEL M. MENCOFF
	Name:	Samuel M. Mencoff
	Its:	Managing Director

Page 16 of 20 Pages

MDP IV OFFSHORE GP, LP
By:	MDP Offshore Investors Limited
Its:	General Partner
By:	/s/ SAMUEL M. MENCOFF
Name:	Samuel M. Mencoff
Its:	Managing Director
MDP OFFSHORE INVESTORS LIMITED
By:	/s/ SAMUEL M. MENCOFF
Name:	Samuel M. Mencoff
Its:	Managing Director
MADISON DEARBORN PARTNERS, L.L.C.
By:	/s/ SAMUEL M. MENCOFF
Name:	Samuel M. Mencoff
Its:	Managing Director

Page 17 of 20 Pages

Schedule A

        Directors and Executive Officers of MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions.    MDCP Acquisitions I is an Irish public unlimited company. MDP Acquisitions, MDCP Acquisitions I's immediate parent company, is an Irish public limited company. MDCP Acquisitions, MDP Acquisitions immediate parent company, is an Irish public limited company. Each of MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions were newly formed by Madison Dearborn Partners for the purpose of making the Offer. Unless otherwise indicated, the principal business address of each individual listed below is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (312) 895-1000, and the position is with MDCP Acquisitions I. The directors of each of MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions are Samuel M. Mencoff, Thomas S. Souleles and Brian P. O'Gorman. Such persons are United States citizen, with the exception of Brian O'Gorman, who is an Irish citizen. Brian P. O' Gorman's address is c/o Arthur Cox, Earlsfort Center, Earlsfort Terrace, Dublin 2, Ireland.

        Directors and Executive Officers of Madison Dearborn Partners, MDCP IV Offshore, MDP IV Offshore and MDP Offshore Investors:    Madison Dearborn Partners formed MDCP IV Offshore, a newly formed Cayman islands limited partnership, for the purpose of investing in the MDCP Acquisitions I. MDP IV Offshore, a Cayman Islands general partnership, is the general partner of MDCP IV Offshore and MDP Offshore Investors, a Cayman Islands general partnership, is the general partner of MDP IV Offshore. The Managing Directors of Madison Dearborn Partners are the same as the Managing Directors of MDP Offshore Investors. The following individuals are Managing Directors of Madison Dearborn Partners and MDP Offshore Investors: Paul R. Wood, Thomas R. Reusché, David F. Mosher, Gary J. Little, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, William J. Hunckler III, James N. Perry Jr., Justin S. Huscher, Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Timothy M. Hurd, James H. Kirby, Robin P. Selati, Andrew E. Sinwell, Thomas S. Souleles, Mary E. Jordan, Katherine M. Kloss, Thomas E. McDonough, Mary E. Secrist and Michael J. Wilson. Unless otherwise indicated, the principal business address of each individual listed above is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (312) 895-1000. Unless otherwise indicated, each such person is a United States citizen.

* * * * * *

Page 18 of 20 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D

The undersigned hereby agree as follows:

        (i)    Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

        (ii)  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 19, 2002
MDCP ACQUISITIONS I
	By:	/s/ SAMUEL M. MENCOFF

	Name:	Samuel M. Mencoff
	Its:	Director
MDP ACQUISITIONS PLC
	By:	/s/ SAMUEL M. MENCOFF

	Name:	Samuel M. Mencoff
	Its:	Director
MDCP ACQUISITIONS PLC
	By:	/s/ SAMUEL M. MENCOFF

	Name:	Samuel M. Mencoff
	Its:	Director

Page 19 of 20 Pages

MDCP IV OFFSHORE INVESTMENTS LP
By:	MDP IV Offshore GP, LP
Its:	General Partner
By:	MDP Offshore Investors Limited
Its:	General Partner
By:	/s/ SAMUEL M. MENCOFF

Name:	Samuel M. Mencoff
Its:	Managing Director
MDP IV OFFSHORE GP, LP
By:	MDP Offshore Investors Limited
Its:	General Partner
By:	/s/ SAMUEL M. MENCOFF

Name:	Samuel M. Mencoff
Its:	Managing Director
MDP OFFSHORE INVESTORS LIMITED
By:	/s/ SAMUEL M. MENCOFF

Name:	Samuel M. Mencoff
Its:	Managing Director
MADISON DEARBORN PARTNERS, L.L.C.
By:	/s/ SAMUEL M. MENCOFF

Name:	Samuel M. Mencoff
Its:	Managing Director

Page 20 of 20 Pages

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES
Schedule A